Harris & Harris Group Letterhead





						May 27, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:  Mr. Larry Greene

		Re:  Harris & Harris Group, Inc.
		     Registration Statement on Form N-2
		     File No 333-138996

Dear Mr. Greene:

	In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, Harris & Harris Group, Inc. (the "Company") hereby requests acceleration of the effective date of the above-captioned Post-Effective Amendment No. 4 to the Registration Statement on Form N-2 so that it may become effective by 12:00 p.m. (noon) on Thursday, May 29, 2008, or as soon as practical thereafter.

	The Company hereby requests that we be notified of such effectiveness by a telephone call to Sandra Matrick Forman of the Company at (212) 582-0900 and that such effectiveness also be confirmed in writing. Thank you for your assistance.

					Sincerely,

					HARRIS & HARRIS GROUP, INC.


					By:  /s/ Sandra Matrick Forman
					     -------------------------
						 Sandra Matrick Forman
					         General Counsel and
						Chief Compliance Officer